07022477

RECEIVED

2007 APR -9 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAE Systems completes sale of 25% interest in SELEX

SUPPL

30 March 2007

Further to the announcement on 29 April 2005 regarding completion of the Eurosystems transaction with Finmeccanica, the sale of BAE Systems' 25% interest in SELEX Sensor and Airborne Systems SpA has now taken place, following the exercise by Finmeccanica of its call option. The consideration for the sale of this interest, payable in cash, is estimated to be £280 million, including BAE Systems' entitlement to profits up to the date of disposal, which are subject to confirmation.

Issued by:
BAE Systems plc
London

PROCESSED
APR 1 2 2007 E
THOMSON
FINANCIAL

dw 4/10

END